UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: May 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 24, 2022, the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd (the “Company”) appointed Gavin Adda to serve as a member of the Board and member of the Company’s Coordination Committee. Mr. Adda is replacing Remi Bourgeois, who earlier resigned, as a designee of TotalEnergies Solar International SAS and TotalEnergies Gaz Electricité Holdings France SAS pursuant to the Shareholders Agreement dated August 26, 2020.

Mr. Adda has served as the Chief Executive Officer of Total Solar Distributed Generation (DG) Asia since 2017. Total DG Asia was created when TotalEnergies acquired Mr. Adda’s company. Previously, he served as Chief Executive Officer and Founder of Cleantech Energy Private Limited in India, which was acquired by Shell and Keppel. Prior to that, Mr. Adda also held various executive level positions at REC Solar Limited and Samsung Group. Mr. Adda graduated from Cambridge University in 1996 with a Bachelor of Arts and Master of Arts, and from Insead in 2006 with a Master in Business Administration.

Additionally, Kevin Kennedy has notified the Company that he will resign from the Board, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee effective June 1, 2022. This resignation follows the recent public listing of Quanergy Systems, Inc. for which Mr. Kennedy currently serves as chief executive officer and chairman of the board, as the Company noted in its Form 6-K furnished with the Securities and Exchange Commission on April 12, 2022. A search for the successor is in process and the seat is expected to be filled shortly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

May 25, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer